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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(Amendment No. 1)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

VERSATA, INC.
(Name of Subject Company (Issuer))

TRILOGY, INC.
(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

925298 10 1
(CUSIP Number of Class of Securities)

LANCE A. JONES, ESQ.
VICE PRESIDENT AND GENERAL COUNSEL
TRILOGY, INC.
6011 WEST COURTYARD DRIVE
AUSTIN, TEXAS 78730
(512) 874-3100
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With Copies to:

DENNIS R. CASSELL, ESQ.
HAYNES AND BOONE, LLP
901 MAIN STREET, SUITE 3100
DALLAS, TEXAS 75202
(214) 651 5000

CALCULATION OF FILING FEE

Transaction Valuation(1) $3,272,188.40	Amount of Filing Fee(2) $350.12

(1)
The transaction value is estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of all outstanding shares of common stock and all shares of common stock issuable upon exercise of options vested on the Expiration Date (as defined in the Offer to Purchase), par value $0.001 per share (the "Shares") of Versata, Inc. at a purchase price of $0.40 per Share, net to the seller in cash. As of December 16, 2005, there were 8,178,546 Shares outstanding and outstanding options to purchase 5,000 Shares that will be vested on the Expiration Date.

(2)
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 4 for fiscal year 2006 issued by the Securities and Exchange Commission on November 18, 2005. Such fee equals 0.000107% of the transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $350.12	Filing Party: Trilogy, Inc.
Form or Registration No. Schedule TO-T	Date Filed: December 16, 2005
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒
third party tender offer subject to Rule 14d-l

☐
issuer tender offer subject to Rule 13e-4

☐
going-private transaction subject to Rule 13e-3

☐
amendment to Schedule 13D under Rule 13d-2

☐
Check the following box if the filing is a final amendment reporting the results of the tender offer

        This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Statement"), originally filed with the Securities and Exchange Commission (the "SEC") on December 16, 2005, by Trilogy, Inc., a Delaware corporation (the "Purchaser"), relating to a tender offer by the Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Versata, Inc., a Delaware corporation ("Versata"), at a purchase price of $0.40 per share (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 16, 2005 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Statement, respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

Amendments to Offer to Purchase

        Items 1 through 11 of the Statement, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

        (1)   The response to the question entitled "How much are you offering to pay and what is the form of payment?" on page 1 of the Offer to Purchase is hereby amended by deleting the first sentence in the second paragraph and replacing it with, "If you are the record owner of your Shares, and you tender your Shares in the Offer, you will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the sale of your Shares pursuant to the Offer. If you own your Shares through a broker or other nominee, your broker or nominee may charge you a fee to tender your Shares on your behalf. You should consult your broker or nominee to determine whether any charges will apply."

        The first sentence of the second paragraph on page 5 of the Offer to Purchase is hereby amended by deleting such sentence and replacing it with, "If you are the record owner of your Shares, and you tender your Shares in the Offer, you will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the sale of your Shares pursuant to the Offer. If you own your Shares through a broker or other nominee, your broker or nominee may charge you a fee to tender your Shares on your behalf. You should consult your broker or nominee to determine whether any charges will apply."

        (2)   Section 9 ("Financing of the Offer and the Merger") of the Offer to Purchase is hereby amended by deleting the first sentence in the second paragraph and replacing it with, "The total amount of funds required by Purchaser to purchase all of the Shares on a fully diluted basis is $3,271,418, and approximately $1,728,582 will be needed to pay related fees and expenses."

        (3)   Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement and Related Agreements") of the Offer to Purchase is hereby amended by deleting the second sentence in the first paragraph.

        (4)   Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement and Related Agreements") of the Offer to Purchase is hereby amended by adding "Between December 1, 2005 and December 7, 2005, the parties negotiated an addendum to the Support Agreement that permits any Stockholder to sell its Shares between the signing of the Merger Agreement and the commencement of the Offer" as a separate paragraph on page 22 following the paragraph that begins "On December 1, 2005."

        (5)   The first sentence of the second paragraph on page 6 of the Offer to Purchase is hereby amended by deleting such sentence and replacing it with "Concurrently with entering into the Merger Agreement, Purchaser, Purchaser Sub and Alan Baratz, Gary Morgenthaler, Wade Woodson, Bob Davoli, Eugene Wong, Brett Adam, Will Frederick, Morgenthaler Venture Partners IV, L.P., Sigma Management V, LLC, Emancipation Capital, and Hurley Capital Partners (collectively the "Stockholders") entered into a Stockholder Tender and Voting Agreement dated December 7, 2005 (the "Support Agreement"), pursuant to which the Stockholders have agreed, among other things,

(i) to validly tender (and not withdraw) their Shares into the Offer, (ii) to vote their Shares in favor of the Merger, if applicable, and (iii) to grant an option to Purchaser to purchase their Shares at a price per Share equal to $0.40, or any higher price that may be paid per Share in the Offer."

        The second paragraph of the subsection entitled "The Support Agreement" on page 30 of Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement and Related Agreements") of the Offer to Purchase is hereby amended by deleting such paragraph and replacing it with, "Concurrently with entering into the Merger Agreement, Purchaser, Purchaser Sub and the Stockholders entered into a Support Agreement, pursuant to which the Stockholders have agreed, among other things, (i) to validly tender (and not withdraw) their Shares into the Offer, (ii) to vote their Shares in favor of the Merger, if applicable, and (iii) to grant an option to Purchaser to purchase their Shares at a price per Share equal to $0.40, or any higher price that may be paid per Share in the Offer. On December 7, 2005, the Stockholders owned (either beneficially or of record) 2,456,650 Shares, approximately 30.0% of the outstanding Shares (or approximately 30.0% of the outstanding Shares on a fully diluted basis). Upon consummation of the transactions contemplated by the Support Agreement, the Minimum Condition would be satisfied if Purchaser acquired 4,091,773 Shares."

        (6)   Section 13 ("Certain Conditions of the Offer") of the Offer to Purchase is hereby amended by replacing "commencement date" with "Expiration Date" in the first paragraph on page 34.

        Section 13 ("Certain Conditions of the Offer") of the Offer to Purchase is hereby amended by replacing "Acceptance Date" with "Expiration Date" in subsection (ii) of the first paragraph on page 34.

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Signature

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Trilogy, Inc.
/s/ SEAN FALLON
	Name:	Sean Fallon
	Title:	VP Finance
Dated: December 30, 2005

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EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated December 16, 2005.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(G)	Summary Advertisement as published in The New York Times on December 16, 2005.*
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated as of December 7, 2005, by and among Trilogy, Inc., V Acquisition, Inc. and Versata, Inc.*
(d)(2)	Confidentiality Agreement, September 19, 2005, by and between Trilogy, Inc. and Versata, Inc.*
(d)(3)	Stockholder Tender and Voting Agreement dated as of December 7, 2005, by and among Trilogy, Inc., V Acquisition, Inc. and certain stockholders of Versata, Inc.*
(h)	None.

*
Previously filed.

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The Information Agent for the Exchange Offer is:
Morrow & Co., Inc.
470 West Avenue
Stamford, CT 06902
(203) 658-9400

Banks and Brokerage Firms, Please Call: (800) 662-5200
Stockholders Call Toll Free: (800) 607-0088
E-mail: vata.info@morrowco.com

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EXHIBIT INDEX